EXHIBIT G

PROPOSED FORM OF NOTICE

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35 — _____)

Filings under the Public Utility Holding Company Act of 1935 (“Act”)

________, 2003

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to the provisions of the Act and rules promulgated under the Act. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) is/are available for public inspection through the Commission’s Branch of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by      , 2003, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issue of facts or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After      , 2003, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Xcel Energy Inc. (70-9635)

     Xcel Energy Inc. (“Xcel Energy”), a registered holding company, located at 800 Nicollet Mall, Minneapolis, Minnesota 55402, and its Subsidiaries1 (“Applicants”), have filed an application-declaration under Sections 6(a), 7, 9(a), 10, 12(b), 12(c), 12(f), 32 and 33 of the Act and Rules 43, 45, 46, 53 and 54 under the Act.

     Xcel Energy filed an Application-Declaration on Form U-1 with the Securities and Exchange Commission (the “Commission”) in this file on February 23, 2000, as amended April 10, 2000, June 26, 2000, August 3, 2000, August 4, 2000, August 22, 2000, October 12, 2001, October 19, 2001, November 7, 2002 and December 20, 2002 (as so amended, the “Original Financing U-1”) and as further amended by an Application-Declaration on Form U-1 in File No. 70-10096 filed on October 9, 2002, and amended on December 20, 2002 and May 27, 2003 (the

[1]	The term “Subsidiaries” used herein shall have the same meaning as it had in the August 2000 Order, which is: each of the Utility Subsidiaries and Non-Utility Subsidiaries as well as any future direct or indirect non-utility subsidiaries of Xcel Energy whose equity securities may be acquired in accordance with an order of the Commission or in accordance with an exemption under the Act or the Commission’s rules thereunder. Other capitalized terms used in this Application that are not otherwise defined herein shall have the meanings ascribed to them in the Original Financing U-1.

“Supplemental Financing U-1”). Applicants seek an amendment to the authorization granted by the Commission in its order issued on August 22, 2000 (Holding Co. Act Release No. 27218) (the “August 2000 Order”), its order issued on March 7, 2002 (Holding Co. Act Release No. 27494) ( the “100% Order”, and together with the August 2000 Order, the “Original Financing Orders”), and its order issued May 29, 2003 (Holding Co. Act Release No. 27681) (the “Supplemental Financing Order” and, together with the Original Financing Orders, the “Financing Orders”) as described below.

     Xcel Energy directly owns six utility subsidiaries that serve electric and/or natural gas customers in 12 states (collectively, the “Utility Subsidiaries”): Northern States Power Company, a Minnesota corporation; Northern States Power Company, a Wisconsin corporation; Public Service Company of Colorado; Southwestern Public Service Co.; Black Mountain Gas Company (“Black Mountain”); and Cheyenne Light, Fuel and Power Company (“Cheyenne”). Xcel Energy also engages through subsidiaries in various other energy-related and non-utility businesses (collectively the “Non-Utility Subsidiaries”). The principal Non-Utility Subsidiaries that are directly or indirectly owned by Xcel Energy include: NRG, a holding company for many of Xcel Energy’s non-utility businesses, including significant investments in independent power projects and foreign utility operations; Seren Innovations, Inc., a provider of cable, telephone and high-speed internet access systems and an exempt telecommunications company under Section 34 of the Act; e prime, inc., a marketer of electricity and natural gas; and Eloigne Company, an investor in projects that qualify for low-income housing tax credits.

     The Financing Orders authorized Xcel Energy and its Subsidiaries to engage in various financing transactions during the period from the date of such orders through September 30, 2003 (the “Original Authorization Period”). By Amendment No. 12 (Seventh Post-Effective) in File No. 70-9635 (the “Application”), Applicants seek to extend the Original Authorization Period by one year to September 30, 2004 (such period of time, including the Original Authorization Period, being hereinafter referred to as the “Extended Authorization Period”). By the Application, Applicants also request that the Commission release its reservation of jurisdiction in the Supplemental Financing Order so as to authorize: (i) an increase in the aggregate amount of common stock and long-term debt securities that Xcel Energy can issue during the Extended Authorization Period from $2.0 billion, as authorized in the August 2000 Order, to $2.5 billion, and (ii) a modification of certain of the conditions applicable to the transactions authorized by the Financing Orders.

     In the Original Financing Orders the Commission authorized the following transactions (collectively, the “Financing Activities”):

     (i)  Xcel Energy to issue and sell common stock and/or long-term debt securities for the uses described herein, provided that the aggregate proceeds received during the Original Authorization Period upon issuance of such common stock (exclusive of the issuance of common stock specifically authorized in the Original Financing Order in respect of employee benefit plans and dividend reinvestment plans,2 the issuance of common stock specifically authorized in

[2]	Xcel Energy was also authorized to issue and/or acquire an additional 30 million shares of its common stock (subject to adjustment for stock splits) from time to time through June 30, 2007 under various

Holding Co. Act Release No. 27533 (May 30, 2002),3 and the issuance of common stock in connection with the reorganization of NRG4) and the aggregate principal amount of long-term debt issued and outstanding at any one time during the Original Authorization Period, together with any long-term debt or preferred securities issued by Financing Subsidiaries (as defined in the Original Financing Order) established by Xcel Energy, shall not exceed $2.0 billion;

     (ii)  Xcel Energy to have outstanding at any one time short-term debt with a maturity date not more than one year from the date of the borrowing in an aggregate principal amount of up to $1.5 billion;

     (iii)  Cheyenne and Black Mountain to each issue short-term debt to nonassociate lenders, when combined with borrowings from associate lenders, not to exceed $40 million for each of Cheyenne and Black Mountain;

     (iv)  Xcel Energy’s Subsidiaries to borrow from each other and from Xcel Energy, and for Xcel Energy and any Subsidiary to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support with respect to the debt and other obligations of other Subsidiaries (“Intrasystem Financings”), excluding transactions that are exempt under rules 45(b) and 52, as applicable, in an aggregate outstanding principal amount not to exceed $2.5 billion at any one time, provided that any short-term loans to Cheyenne and Black Mountain will be counted against their respective authorization for $40 million of short-term debt and shall not apply against this limit on Intrasystem Financings;

     (v)  Xcel Energy and the Subsidiaries to enter into hedging transactions with respect to existing and anticipated debt offerings, subject to certain limitations and restrictions specified therein;

     (vi)  Xcel Energy and its Subsidiaries to acquire, directly or indirectly, the equity securities of one or more corporations, trusts, partnerships or other entities (“Financing Subsidiaries”) created specifically for the purpose of facilitating the financing of the authorized and exempt activities of Xcel Energy and the Subsidiaries through the issuance of debt or preferred securities, including but not limited to monthly income preferred securities, to third

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employee benefit plans and dividend reinstatement plans. This Application is not requesting any amendment to such authority.

[3]	In Holding Co. Act Release No. 27533 (May 30, 2002), the Commission authorized Xcel Energy to issue up to 33,394,564 shares of its common stock in connection with the consummation of the exchange offer for the publicly held shares of NRG common stock and upon subsequent exercise of options issued by NRG or conversion of the corporate units issued by NRG into shares of Xcel Energy.

[4]	On May 14, 2003, NRG and certain of NRG’s subsidiaries filed voluntary petitions for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. NRG’s filing included its plan of reorganization (“NRG’s Plan of Reorganization”), which incorporates the terms of a tentative settlement among NRG, Xcel Energy and members of NRG’s major creditor constituencies that provides for payments by Xcel Energy to NRG and its creditors of up to $752 million. Pursuant to the terms of the settlement, and subject to the conditions thereof, up to $200 million of the settlement payment can be satisfied by delivery of common stock of Xcel Energy. Authorization for Xcel Energy to issue common stock in accordance with the terms of NRG’s Plan of Reorganization is being addressed in a separate application under the Act.

parties, the loaning of the proceeds of such financings to Xcel Energy or such Subsidiaries, the guarantee of all or part of the obligations of any Financing Subsidiary under any securities issued by the Financing Subsidiary, and Xcel Energy or a Subsidiary to enter into expense arrangements in respect of the obligations of any such Financing Subsidiary;

     (vii)  Xcel Energy and its Non-Utility Subsidiaries to acquire the securities of one or more companies (the “Intermediate Subsidiaries”), which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more other Non-Utility Subsidiaries, provided that Intermediate Securities may also engage in development activities and administrative activities relating to such subsidiaries;

     (viii)  Xcel Energy to restructure its non-utility interests, including the creation of new, or the elimination of existing, Intermediate Subsidiaries, the consolidation of Non-Utility Subsidiaries engaged in similar businesses, the spin-off of a portion of an existing business of a Non-Utility Subsidiary to another Non-Utility Subsidiary, the re-incorporation of an existing Non-Utility Subsidiary in a different state, the transfer of authority from one Non-Utility Subsidiary to another or other similar type arrangements, and to change the terms of any wholly-owned Non-Utility Subsidiary’s authorized capital stock capitalization as deemed appropriate by Xcel Energy or other immediate parent company;

     (xi)  any Non-Utility Subsidiary to pay dividends out of capital and unearned surplus; and

     (x)  the use by Xcel Energy of financings to invest in exempt wholesale generators (“EWGs”), as defined in section 32 of the Act, and foreign utility companies (“FUCOs”), as defined in section 33 of the Act, and to guarantee the obligations of EWGs and FUCOs, provided that Xcel Energy’s aggregate investment at the time of such investment shall not exceed 100% of its “consolidated retained earnings”, as defined in Rule 53(a)(1)(ii).

     In the Supplemental Financing Order, the Commission authorized Xcel Energy to declare and pay two quarterly dividends out of capital and unearned surplus on its common stock and its preferred stock, in an aggregate amount of up to $152 million and reserved jurisdiction over Xcel Energy’s request to (i) increase the aggregate amount of common stock and long-term debt securities that it may issue during the Authorization Period from the $2.0 billion authorized by the August 2000 Order to $2.5 billion, (ii) modify certain of the conditions applicable to the Financing Activities, and (iii) pay dividends out of capital and unearned surplus for any subsequent quarterly period, up to an aggregate amount of $260 million. As indicated above, Applicants are seeking in the Application a release of jurisdiction over items (i) and (ii) in the immediately preceding sentence.

     The authority granted in the Financing Orders is collectively referred to as the “Current Financing Authority”.

     Xcel Energy’s Current Financing Authority expires on September 30, 2003. Applicants request that the Commission extend the Authorization Period for the Current Financing Authority through the Extended Authorization Period. Except as otherwise requested in the Application, Applicants do not seek to increase or modify the Current Financing Authority at this time. Applicants state that they will file an Application-Declaration with the Commission prior to the expiration of the Extended Authorization Period to seek financing authority beyond September 30, 2004.

     Applicants request certain modifications to the financing conditions contained in the Financing Orders. Applicants request that the financing authority granted by the Application be subject to the following general terms and conditions, where appropriate:

     Effective Cost of Money. The effective cost of money on debt and preferred securities issued to non-associate companies pursuant to authorization in the Financing Orders and/or an order in this matter will not exceed competitive market rates for securities of comparable credit quality with similar terms and features.

     Maturity of Debt. The maturity of authorized indebtedness will not exceed 50 years.

     Investment Grade Ratings. Applicants further represent that apart from securities issued for the purpose of intrasystem financings, no guarantees or other securities, other than common stock, may be issued in reliance upon the authorization granted by the Commission pursuant to the Application, unless (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer (except in the case of Xcel Energy, Xcel Energy’s preferred stock) that are rated are rated investment grade; and (iii) all outstanding securities of Xcel Energy (except for Xcel Energy’s preferred stock) that are rated are rated investment grade. For purposes of this provision, a security will be deemed to be rated investment grade if it is rated investment grade by at least one nationally recognized statistical rating organization. Xcel Energy’s preferred stock is not rated investment grade. Applicants request that the Commission reserve jurisdiction over the issuance by Xcel Energy of preferred stock and/or any other such securities that are rated below investment grade. Applicants further request that the Commission reserve jurisdiction over the issuance of any guarantee or other securities at any time that the conditions set forth in clauses (i) through (iii) above are not satisfied.

     Capitalization Ratios. Xcel Energy’s common equity, as reflected on its most recent Form 10-K or Form 10-Q and as adjusted to reflect subsequent events that affect capitalization, will be at least 30% of consolidated total capitalization (the “Xcel 30% Test”);5 provided that in any event when Xcel Energy does not satisfy the Xcel 30% Test, Xcel Energy may issue common stock pursuant to this authorization. Similarly, the common stock equity of each Utility Subsidiary will be at least 30% of that Utility Subsidiary’s total capitalization. Xcel Energy requests that the Commission reserve jurisdiction over Xcel Energy’s authority to engage in the financing transactions authorized in the Financing Orders and in this proceeding at a time when Xcel Energy does not satisfy the Xcel 30% Test.

     Fees, Commissions and Other Remuneration. The underwriting fees, commissions and other similar remuneration paid in connection with the non-competitive issuance of any security issued by Xcel Energy will not exceed the greater of (A) 5% of the principal or total amount of the securities being issued or (B) issuances expenses that are paid at the time in respect of the

[5]	Total capitalization is the sum of common stock equity, preferred stock, long-term debt (including current maturities) and short-term debt.

issuance of securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.

     Applicants state that the proceeds from the financings authorized by the Commission pursuant to the Application will be used for the same purposes authorized in the August 2000 Order, which are general corporate purposes, including (i) financing investments by and capital expenditures of Xcel Energy and its Subsidiaries, (ii) the repayment, redemption, refunding or purchase by Xcel Energy or any of its Subsidiaries of securities issued by such companies without the need for prior Commission approval pursuant to Rule 42 or a successor rule, (iii) financing working capital requirements of Xcel Energy and its Subsidiaries, and (iv) other lawful general purposes. In addition, any use of proceeds to make investments in any “energy-related company,” as defined in Rule 58 under the Act, will be subject to the investment limitation of such rule, and any use of proceeds to make investments in any EWG or FUCO will be subject to the investment limitation and other conditions set forth in the 100% Order or any order amending or replacing the 100% Order. Xcel Energy further commits that no financing proceeds will be used to acquire the equity securities of any new subsidiary unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding or is in accordance with an available exemption under the Act or the rules thereunder.

     Xcel Energy requests that the Commission release jurisdiction reserved in the Supplemental Financing Order over Xcel Energy’s request to increase the aggregate amount of common stock and long-term debt securities that it may issue from $2.0 billion to $2.5 billion. More specifically, Xcel Energy requests authorization, subject to the financing parameters set forth in the Application, to issue and sell common stock and/or long-term debt securities for the uses described herein, provided that the aggregate proceeds received during the Extended Authorization Period upon issuance of such common stock (exclusive of the issuance of common stock specifically authorized in the Financing Orders in respect of employee benefit plans and dividend reinvestment plans, the issuance of common stock specifically authorized in the NRG Order and the issuance of common stock pursuant to NRG’s Plan of Reorganization) and the aggregate principal amount of long-term debt issued and outstanding at any one time during the Extended Authorization Period, together with any long-term debt or preferred securities issued by Financing Subsidiaries established by Xcel Energy, shall not exceed $2.5 billion.

     Applicants propose that the issuance of common stock and long-term debt of Xcel Energy would be subject to the following general terms and conditions:

     Common Stock. Subject to the limits described above and the other conditions described in the Application, Xcel Energy may issue and sell common stock, options, warrants and stock purchase rights exercisable for common stock, or other equity-linked securities or contracts to purchase common stock. Such financings may be effected pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents, as discussed below, or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

     Xcel Energy may also issue common stock in public or privately-negotiated transactions in exchange for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized in this proceeding or in a separate proceeding or is exempt under the Act or the rules thereunder.

     Long-Term Debt. The long-term debt to be issued by Xcel Energy pursuant to the authorization will be unsecured. Subject to the limits described above and the other conditions described in the Application, Xcel Energy’s long-term debt (a) may be subordinated in right of payment to other debt and other obligations of Xcel Energy, (b) may be convertible into any other securities of Xcel Energy, (c) will have maturities ranging from one to 50 years, (d) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (e) may be entitled to mandatory or optional sinking fund provisions, (f) may provide for reset of the interest rate pursuant to a remarketing arrangement, and (g) may be called from existing investors by a third party. In addition, Xcel Energy may have the right from time to time to defer the payment of interest on all or a portion of its long-term debt (which may be fixed or floating or “multi-modal”, i.e., where the interest is periodically reset, alternating between fixed and floating interest rates for each reset period).

     Xcel Energy contemplates that long-term debt securities would be issued and sold directly to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell such securities without registration under the Securities Act of 1933, as amended, in reliance upon one or more applicable exemptions from registration thereunder, or to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

     The August 2000 Order authorizes Xcel Energy and its Subsidiaries to form one or more Financing Subsidiaries to issue preferred securities and/or long-term debt securities the proceeds of which may be loaned to Xcel Energy or the Subsidiary which established such Financing Subsidiary. Any issuance of such long-term debt securities by a Financing Subsidiary established by Xcel Energy will be counted against the $2.5 billion financing limit described below.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.